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                                                               EXHIBIT (A)(5)(B)


       THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES
           THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.



                         TRIANGLE PHARMACEUTICALS, INC.

          QUESTIONS AND ANSWERS ABOUT THE EFFECTS OF THE GILEAD MERGER
                          ON STOCK OPTIONS AND THE ESPP

                                DECEMBER 17, 2002


      1. WHAT WILL HAPPEN TO MY TRIANGLE STOCK OPTIONS AS A RESULT OF THE GILEAD MERGER?

         At the time of the merger, Gilead will assume all outstanding Triangle stock options. "Assume" means that Gilead will honor your outstanding options. When your options are assumed, they will become options to purchase shares of Gilead common stock. The assumed options will generally continue on the same terms and conditions as before, except that the number of shares subject to the options and the price per share will change. The new number of shares subject to the options and the price per share will be determined by applying a "conversion ratio." The conversion ratio is the ratio of the $6 offer price to the closing price per share of Gilead common stock on the trading day immediately preceding the merger. The conversion ratio is intended to preserve both the aggregate exercise price you pay on exercise of your options and the aggregate value of what you would receive on exercise were you to exercise on the date of the merger. For example, if the closing price per share of Gilead common stock on the applicable date was $36, the conversion ratio would be 1:6. Thus, an optionee holding an in-the-money option to purchase 1,200 shares of Triangle common stock at an exercise price of $3.00 per share, would, after application of the conversion ratio, hold an assumed option to purchase 200 shares of Gilead common stock at an exercise price of $18.00 per share. Similarly, assuming the same 1:6 conversion ratio, an optionee holding an underwater option to purchase 3,600 shares of Triangle stock at an exercise price of $10.00 per share, would, after application of the ratio, hold an assumed option to purchase 600 shares of Gilead common stock at an exercise price of $60.00 per share.

         The merger agreement permits Gilead to replace Triangle options with reasonably equivalent Gilead options if Gilead prefers that to assuming options. The remainder of these questions and answers speak in terms of assumption, whether options are, in fact, assumed or replaced.

      2. WHEN WILL MY OPTIONS BE ASSUMED?

         Your options will be assumed when the merger becomes effective. Completion of the merger is contingent on Gilead obtaining the required number of shares through its tender offer and certain governmental approvals and on the satisfaction of various other conditions specified in the merger agreement. We do not yet know exactly when the merger will occur.

      3. WHAT ARE THE BENEFITS OF HAVING MY OPTIONS ASSUMED?


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         Frequently in transactions where shares are being purchased for cash, options are cashed out. When this happens, holders of underwater options typically lose those options and receive nothing for them. Triangle expressly negotiated to have all your options (both in-the-money and underwater) assumed, so that, although Triangle shares will not survive the merger, your options will continue in effect in the form of Gilead options as described above. Assumption allows holders of in-the-money options to participate in the potential of Gilead common stock and gives underwater options an opportunity to come into the money. Gilead agreed to make these opportunities available to you when it agreed to assume your in-the-money and underwater Triangle options.

      4. WILL THE VESTING OF MY UNVESTED OPTIONS ACCELERATE AT THE TIME OF THE MERGER?

         The vesting of options "accelerates" when unvested options become vested sooner than originally scheduled. When the vesting of your options will accelerate depends upon the type of options you hold. The Triangle 1996 Stock Option Plan provides for grants of two types of options to employees: (1) "discretionary options" and (2) "salary investment options." Most of the options held by employees are discretionary options. The vesting of discretionary options will not accelerate at the time of the merger.

         Some employees have purchased salary investment options through the Salary Investment Option Grant Program. Unvested salary investment options will become fully vested at the time of the merger. (See Dan Giannini if you have a question about the types of options you hold.)

      5. WILL MY UNVESTED DISCRETIONARY OPTIONS CONTINUE TO VEST WHILE I AM A GILEAD EMPLOYEE?

         Yes. As described above, at the time of the merger your unvested discretionary options will be converted into options to purchase shares of Gilead common stock. After that, for as long as you are a Gilead employee, your unvested discretionary options will continue to vest pursuant to the vesting schedule set forth in your original Notice of Grant.

      6. WILL THE VESTING OF MY UNVESTED DISCRETIONARY OPTIONS ACCELERATE IF I AM INVOLUNTARILY TERMINATED AFTER THE MERGER?

         Yes. If, within 12 months of the merger, your employment with Gilead is Involuntarily Terminated, your unvested discretionary options will become fully vested. Involuntary Termination means termination (1) by the company other than for Misconduct or (2) by you following (i) a change in your position with the company which materially reduces your level of responsibility, (ii) a reduction in your level of compensation by more than 15% or (iii) a relocation of your place of employment by more than 50 miles, in each case without your consent. (If you have a written employment agreement, other types of termination may also trigger acceleration. See your employment agreement for more information about this and Dan Giannini if you have further questions.)


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      7. WILL THE VESTING OF MY UNVESTED DISCRETIONARY OPTIONS ACCELERATE IF I
QUIT MY JOB WITH GILEAD?

         No. Your unvested discretionary options will not accelerate unless your employment is Involuntarily Terminated (or terminated for one of the reasons given in your written employment agreement, if any) as described above. Thus, if you voluntarily leave Gilead other than for one of the reasons that constitutes an Involuntary Termination (or one of the reasons given in your employment agreement, if any), your unvested discretionary options would terminate.

      8. HOW LONG WILL I HAVE TO EXERCISE MY OPTIONS AFTER THE MERGER IF I REMAIN EMPLOYED BY GILEAD?

         As long as you remain employed by Gilead, your options will be exercisable until the end of their original term (generally 10 years after the date of the original grant by Triangle).

      9. HOW LONG WILL I HAVE TO EXERCISE MY OPTIONS IF MY EMPLOYMENT WITH GILEAD IS INVOLUNTARILY TERMINATED?

         As with vesting, the answer depends upon the type of options you hold. Discretionary options will remain exercisable until the earlier of the end of their original term or 1 year after Involuntary Termination of your employment. Salary investment options will remain exercisable until the earlier of the end of their original term or 3 years after termination.

      10. HOW LONG WILL I HAVE TO EXERCISE MY OPTIONS IF I QUIT MY JOB WITH GILEAD?

         If you quit your job with Gilead (for a reason that does not constitute an Involuntary Termination as discussed above), you will not have an extended period of time in which to exercise your vested options. You will have whatever period is otherwise called for in your option agreement. For example, if your option agreement says that you have 3 months to exercise following termination of employment, after you quit, you would continue to have only 3 months in which to exercise.

      11. WHAT HAPPENS TO MY TRIANGLE OPTIONS AS A RESULT OF THE GILEAD MERGER IF MY EMPLOYMENT WITH TRIANGLE TERMINATED BEFORE THE MERGER?

         A couple of scenarios are possible here. If your employment with Triangle terminates and you exercise your vested Triangle options before the merger, the shares you purchase will be Triangle shares and they will be treated in the merger the same way as all other Triangle shares--that is, either you will tender them to Gilead for $6 per share or they will be purchased for $6 per share at the time of the merger. Alternatively, if your employment with Triangle terminates before the merger but you have not exercised your vested Triangle options, these options will be assumed by Gilead and be exercisable for Gilead stock after the merger. The time you have to exercise your assumed Gilead options following termination of employment will not change as a result of the merger. For example, if you terminate employment before the merger and your option agreement says you have 3 months to exercise following termination of employment, the merger will not extend that 3-month exercise period.


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Similarly, if you terminated before the merger and if at the time you were given an extended time to exercise, that will continue to be your time for exercise. Finally, if your employment was terminated as part of the reduction in force effective as of October 2, 2001 and your option agreement says you have 2 years from that date to exercise, you will continue to have until October 2, 2003 to exercise your vested options.

      12. WILL ANY MORE OPTIONS BE GRANTED UNDER THE TRIANGLE 1996 STOCK OPTION PLAN AFTER THE MERGER?

         No. Although your options will continue to be subject to the terms of the Plan, no new Triangle options will be granted under the Plan after the merger.

      13. WILL THE GILEAD MERGER CHANGE ANY OTHER TERMS OF MY OPTIONS?

         No. Your options will continue to be subject to the terms of the Triangle 1996 Stock Option Plan and the applicable option agreements. These terms are described in the Plan Summary and Prospectus you have received. You should consult these documents or contact Dan Giannini if you have questions about your options that are not answered above.

      14. CAN I EXERCISE OPTIONS AND SELL SHARES IN THE MARKET NOW?

         The answer to this question is governed by Triangle's Insider Trading Policy, which you have received. Currently, the trading window is closed and, consistent with the policy, will remain closed at least until 3 days after we report our 4th Quarter financial results and possibly longer. (In 2001, 4th Quarter financial results were reported in February.) The Insider Trading Policy allows you to exercise stock options when the trading window is closed, but it does not permit you to sell the shares acquired on exercise (or any other shares) when the window is closed. Because a cashless exercise involves a sale of shares, the Insider Trading Policy does not permit cashless exercises when the window is closed. Thus, as long as the window remains closed, you may exercise options if you pay the exercise price in cash or by surrendering shares of Triangle common stock that you already own, but you may not do cashless exercises or otherwise sell shares.

      15. CAN I SELL SHARES NOT ACQUIRED ON EXERCISE OF MY OPTIONS IN THE MARKET NOW OR DURING THE TENDER OFFER PERIOD?

         No. As is described above, while the trading window is closed, you may not sell shares in the market. While the trading window is closed and during the offering period, the only way to dispose of Triangle shares is to tender them to Gilead.

      16. HOW WILL THE MERGER AFFECT THE EMPLOYEE STOCK PURCHASE PLAN (THE "ESPP")?

         The ESPP will terminate immediately prior to the merger. The rights of participants in the ESPP with respect to the offering period that is underway will be determined by treating the last business day prior to the merger as the last day of the offering period. On the last day of the shortened offering period, shares of Triangle stock will be purchased for you with your accumulated payroll deductions as of that date according to the terms of the ESPP. At the time of the merger, these Triangle shares will be purchased for $6 per share as part of the merger.


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      17. DO I NEED TO DO ANYTHING IN PARTICULAR TO CASH OUT MY ESPP SHARES?

         Many of you hold shares purchased through the ESPP in Bank of America brokerage accounts. We are discussing with Bank of America the procedures whereby any of those shares not previously tendered by you to Gilead will be purchased for $6 per share at the time of the merger. We will advise you of anything in particular you need to do.


        QUESTIONS AND ANSWERS ABOUT THE TAX EFFECTS OF THE GILEAD MERGER
                        ON STOCK OPTIONS AND ESPP SHARES


         The following is a general description of the federal income tax effects of the merger on stock options and ESPP shares. It is not intended to be comprehensive, and it does not cover state and local taxes, which may differ from federal taxes. It is intended to supplement the more detailed discussion of the tax treatment of options found in the Plan Summary and Prospectus you have received. It is not intended to be tax advice, and you are encouraged to consult with your own tax advisor as to the tax effects of your options and ESPP shares on your personal tax situation.

      T1. WILL THE ASSUMPTION OF MY OPTIONS IN THE MERGER TRIGGER ANY TAXES TO
ME?

         No. The assumption of your options will not be a taxable event to you.

      T2. WHICH ACTIONS ON MY PART WILL TRIGGER A TAX LIABILITY REGARDING MY OPTIONS?

         As described below and in the Plan Summary and Prospectus, if you hold an incentive stock option (an "ISO"), you will trigger regular taxes only when you sell your shares, although you may trigger alternative minimum taxes ("AMT") when you exercise an ISO. You should consult your tax advisor regarding whether your exercise will trigger AMT. If you hold a nonqualified stock option (an "NSO"), you will trigger ordinary income and employment taxes when you exercise your options. You will be subject to withholding for these amounts. When you sell your option shares, any gain or loss will be taxable as short or long-term capital gain, depending on how long you hold the shares after exercising your options.

      T3. WILL THE ASSUMPTION OF MY OPTIONS CHANGE HOW MY OPTIONS ARE TAXED IN ANY WAY?

         There is only one way the assumption of your options may change how they are taxed: As discussed above in Q&A 9, if you are terminated after the merger in an Involuntary Termination, you will have a period of up to 1 year to exercise your options. If you hold an ISO and exercise it more than 3 months after your termination of employment, it will be disqualified as an ISO and taxed as an NSO. (As discussed above, unlike ISOs, NSOs are taxed on an ordinary income basis at the time you exercise your options.) Otherwise, the assumption of your


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options will not change the way your options will be taxed. They will continue to be taxed as described below and in the Plan Summary and Prospectus.

      T4. WHAT IF I EXERCISE BEFORE THE MERGER?

         If you exercise Triangle options before the merger, the tax effects of the exercise will be as described below and in the Plan Summary and Prospectus. They will depend upon whether your option is an ISO or an NSO. If you exercise Triangle options before the merger, your shares will be purchased for $6 per share at the time of the merger and this sale will trigger taxes as described below.

         You should note that if you exercise before the end of calendar year 2002, any tax effects of exercise will apply to the 2002 tax year. Thus, if you exercise an ISO in 2002, you may trigger AMT in 2002. If you exercise an NSO in 2002, you will trigger ordinary income in 2002. When you sell your option shares in the merger, you will trigger taxes with respect to the sale for tax year 2003.

         If you exercise Triangle options before the merger and for some reason the merger is not completed, your option will still have been exercised.

      T5. WILL THE MERGER CHANGE HOW MY ESPP SHARES ARE TAXED?

         As described above in Q&A 16, Triangle shares will be purchased for you under the ESPP on the day before the Effective Date, and they will be cashed out at the time of the merger for $6 per share. Your profit ($6 minus your purchase price multiplied by the number of shares purchased) will be taxed at ordinary income rates. There will be no withholding for income or employment taxes on your profits.

      T6. THE PLAN SUMMARY AND PROSPECTUS IS VERY DETAILED. WHAT ARE SOME KEY FACTS I SHOULD REMEMBER ABOUT HOW ISOS ARE TAXED?

         In a nutshell, these are the key tax rules about ISO taxation:

                  o There is no regular tax on ISOs until you sell your shares.

                  o However, exercise of an ISO may trigger AMT (as described above). When you exercise an ISO, you should always calculate whether you will have to pay AMT. The Prospectus and Plan Summary describes AMT in detail, but you should also consult your tax advisor before making any decision about exercising options.

                  o You trigger regular tax when you sell your ISO shares. Your tax rate will be either ordinary income or capital gain rates. Whether you are taxed at ordinary income or capital gain rates will depend on how long you hold your ISO shares after exercise as follows:

                           o If you sell them within one year after exercise, the difference between what you pay for the shares and the value of the stock on the date of exercise will be taxed at ordinary income rates. Any


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                                    additional gain is taxed as short-term
                                    capital gain. If the stock price goes down between the time you exercise and you sell the shares, the difference between your exercise price and the price you sell the shares for is taxed as ordinary income. If you sell at a loss, you will have a short-term capital loss.

                           o If you hold your ISO shares for at least one year after exercise, and the option was granted to you at least two years before the date you sell, the difference between what you pay for the shares and your sale price will be taxed as long-term capital gain.

                  o You are always subject to market risk while you own ISO shares. With ISOs, it is possible for you to trigger AMT on exercise and for the value of the stock to drop before you sell the shares. When this happens, you can still owe AMT even though you have lost money.

                  o The ordinary income you may recognize when you sell ISO shares is NOT subject to withholding but will be reported as income on your W-2.

                  o Your employer will have a deduction corresponding to the ordinary income you recognize when you sell ISO shares.

      T7. WHAT ARE SOME KEY FACTS I SHOULD REMEMBER ABOUT HOW NSOS ARE TAXED?

                  o NSO taxes are a lot simpler than ISO taxes, but they generally are higher.

                  o When you exercise an NSO, the difference between what you pay for the shares and the value of the stock is taxable as ordinary income. It is subject to withholding for income and employment taxes WHEN YOU EXERCISE.

                  o Your tax "basis" in your NSO shares will equal the value of the stock on the date of exercise. If you sell your shares for more (or less) than your basis, the difference will be taxed as short or long-term capital gain (or loss), depending on how long you hold your shares.
                  o Your employer will have a deduction corresponding to the ordinary income you recognize when you exercise an NSO.


THE ABOVE IS MEANT TO BE A GENERAL DESCRIPTION OF THE TAX ASPECTS OF OPTIONS. WE STRONGLY ENCOURAGE YOU TO CONSULT YOUR TAX ADVISOR BEFORE YOU EXERCISE OPTIONS OR SELL SHARES.


WE HOPE THIS Q&A ANSWERS YOUR QUESTIONS ABOUT THE EFFECTS OF THE GILEAD MERGER ON YOUR OPTIONS AND ESPP SHARES. IF YOU HAVE FURTHER QUESTIONS, PLEASE FORWARD THEM TO DAN GIANNINI.




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